

Jenny Tolan

I am investing in epi.logic because the founder is outstanding and the traction on the product is out of sight. Sales and revenue have been growing quickly with almost no investment in marketing. The product is tested and excellent, and Dr Jeanniton is a fantastic leader. Our members at Level have worked with her for almost a year and seen her expertise, insight, and ability to meet whatever demand arrises. epi.logic clearly stood out as a Level winning entrepreneur, and we are so excited to see how they grow!

Invested $1,000 this round

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